NEWS RELEASE

June 3, 2014	Release 04-2014

WESTERN COPPER AND GOLD AND LITTLE SALMON/CARMACKS FIRST NATION SIGN
SETTLEMENT AGREEMENT AND CONSULTATION WORKPLAN ON CASINO PROJECT

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) announces that Western’s wholly-owned subsidiary, Casino Mining Corp. (“CMC”) and Little Salmon/Carmacks First Nation (“LSCFN”) have entered into a Settlement Agreement and Consultation Plan (the “Agreement”) relating to the Casino Project.

The Agreement includes a consultation plan in which the parties will work cooperatively to review, evaluate and discuss the Casino Project, and any measures that either party might propose in order to reduce or eliminate any potential negative impacts, and to promote and capture the potential positive impacts of the Casino Project that could benefit LSCFN members.

As part of the Agreement, CMC has requested, and the Yukon Environmental and Socioeconomic Assessment Board (“YESAB”) has agreed, that the review of the Casino Project be placed on hold for up to six (6) months to allow for additional consultation with LSCFN. Upon completion of the consultation program, LSCFN has agreed to withdraw its petition with the Yukon Supreme Court seeking a judicial review of YESAB’s decision that consultation with LSCFN was adequate.

Paul West-Sells, President of CMC, stated: “We are committed to continued consultation with Little Salmon/Carmacks First Nation. It is very important to us that concerns raised by them with respect to the YESAB process are addressed. I look forward to continuing to build a relationship based on cooperation and respect with the Little Salmon/Carmacks First Nation.”

“During the six month or less consultation period, we will also continue to address information requests made by YESAB during the first part of the adequacy phase.”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company, through its subsidiary Casino Mining Corporation, has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Investor Relations’ Chris Donaldson or Julie Kim Pelly, at 604.684.9497 or email info@westerncopperandgold.com.

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Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the Agreement and the obligations thereunder and LSCFN's obligations with respect to the petition with the Yukon Supreme Court, including the obligation to withdraw the petition and to not commence further court proceedings relating to consultation. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking information in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements and information are based on Western’s or its consultants’ current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, that the Agreement and the obligations thereunder will be satisfied. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict, including, but not limited to, the failure of the parties to meet their obligations under the Agreement, and other risks that are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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